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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )(1)

                           Stellar Technologies, Inc.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    85856E105
                                 --------------
                                 (CUSIP Number)

                               Richard A. Schmidt
                         c/o Stellar Technologies, Inc.
                      7935 Airport Pulling Road, Suite 201
                              Naples, Florida 34109
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 15, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                If the filing person has previously filed a statement on
        Schedule 13D to report the acquisition that is the subject of this
        Schedule 13D, and is filing this schedule because of Sections 240.13d-l
        (e), 240.13d-l (f) or 240.13d-l(g), check the following box. [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
        Section 240.13d- 7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS (11-03) FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
         VALID OMB CONTROL NUMBER.

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CUSIP No.  85856E105

        1.      Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                MAS Services, Inc.

        2.      Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)     ________________________________________________________

                (b)     ________________________________________________________

        3.      SEC Use Only ___________________________________________________

        4.      Source of Funds (See Instructions)      OO

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________________________________

        6.      Citizenship or Place of Organization: Delaware

Number of Shares   7.   Sole Voting Power:        3,600,000
Beneficially by
Owned by Each      8.   Shared Voting Power:      ______________
Reporting Person
With               9.   Sole Dispositive Power:   3,600,000

                   10.  Shared Dispositive Power: ______________

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                3,600,000

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        13.     Percent of Class Represented by Amount in Row (11) 14.9%

        14.     Type of Reporting Person (See Instructions) CO

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CUSIP No.  85856E105

        1.      Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Richard A. Schmidt

        2.      Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)     ________________________________________________________

                (b)     ________________________________________________________

        3.      SEC Use Only ___________________________________________________

        4.      Source of Funds (See Instructions)      OO

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________________________________

        6.      Citizenship or Place of Organization: United States.

Number of Shares   7.   Sole Voting Power:        3,600,000
Beneficially by
Owned by Each      8.   Shared Voting Power:      ______________
Reporting Person
With               9.   Sole Dispositive Power:   3,600,000

                   10.  Shared Dispositive Power  ______________

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                3,600,000

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        13.     Percent of Class Represented by Amount in Row (11) 14.9%

        14.     Type of Reporting Person (See Instructions) IN

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ITEM 1. SECURITY AND ISSUER

        The class of equity security to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Stellar Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the issuer is 7935 Airport Pulling Road, Suite 201, Naples, Florida 34109.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by MAS Services, Inc., a Delaware corporation ("MAS Services"), and Richard A. Schmidt, the sole shareholder, officer and director of MAS Services. The principal address and principal office of MAS Services is 5633 Strand Boulevard, Suite 316, Naples, Florida 34110. The principal business of MAS Services is providing business consulting services. Mr. Schmidt, a citizen of the United States, is currently the Chief Executive Officer of Stellar Technologies, Inc., each with a principal business address located at 7935 Airport Pulling Road, Suite 201, Naples, Florida 34109.

        Neither MAS Services nor Mr. Schmidt have, during the past five years:
(i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On January 15, 2004, pursuant to an Agreement and Plan of Merger dated December 16, 2003 by and among the Company, International Travel CD's Acquisition Corp., a Delaware corporation, Stellar Venture Partners, LLC, a Georgia, limited liability company, and MAS Services, International Travel CD's Acquisition Sub was merger with and into Stellar Venture Partners, with Stellar Venture Partners remaining as the surviving entity and becoming a wholly-owned subsidiary of the Issuer.

        Pursuant to the terms of the Merger Agreement, the Company issued 72,000,004 shares of its Common Stock to the membership interest holders of Stellar Venture Partners. As a result of this transaction, MAS Services acquired 14,400,000 shares of Common Stock of the Company, or 14.9% of the Company's outstanding shares in exchange for its interest in Stellar Venture Partners. On March 11, 2004, the Company effected a four for one reverse stock split pursuant to which the 14,400,000 shares of Company Common Stock held by MAS Services were reduced to 3,600,000 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

        The shares were acquired for investment purposes pursuant to the Merger Agreement described in Item 3 above. Under the Merger Agreement, Stellar Venture Partners obtained the right to appoint one person to serve as the sole director of the Company and the Company agreed to secure the resignation of, or remove, the then existing director of the Company. Effective upon the closing of the merger, Richard A. Schmidt was appointed to serve as the sole director of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) This filing relates to 3,600,000 shares of Common Stock of the Company representing 14.9% of the issued and outstanding shares of Common Stock of the Company.

        (b) Richard A. Schmidt, is the sole officer, director and shareholder of MAS Services and has sole power to vote or direct the vote of and to dispose or direct the disposition of the 3,600,000 shares of Common Stock.

        (c) Other than the transaction described in Item 3, no other transactions in the Common Stock of the Company have been effected in the past 60 days by MAS Services or Richard A. Schmidt.

        (d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.

        (e)     Not applicable

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or other understandings between MAS Services or Richard A. Schmidt and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        99.1 Schedule 13D joint filing agreement, dated April 25, 2005 by and between MAS Services, Inc. and Richard A. Schmidt.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 28, 2005

MAS Services, Inc.

By: /s/ Richard A. Schmidt                        /s/ Richard A. Schmidt
    ----------------------                        ------------------------------
    Richard A. Schmidt                            Richard A. Schmidt
    President

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)